UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                               Icon Systems, Inc.

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                                (Name of Issuer)

                                  Common Stock

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                         (Title of Class of Securities)

                                   448952 20 0
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                                 (CUSIP Number)

                                 October 3, 2000

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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

|X| Rule13d-1(b)
|_| Rule13d-1(c)
|_| Rule13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 448952 20 0                     13G            Page 1 of 9 Pages
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     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
             -------------------------------------------------------------------

             Credit Suisse First Boston, on behalf of Credit Suisse First Boston business unit.

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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                     (b) |X|
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     3       SEC USE ONLY

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     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Switzerland

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----------------------------------- -------- ---------------------------------
                                       5     SOLE VOTING POWER

            NUMBER OF                        None.
              SHARES
           BENEFICIALLY
             OWNED BY
               EACH
            REPORTING
           PERSON WITH

----------------------------------- -------- ----------------------------------
----------------------------------- -------- ----------------------------------
                           6     SHARED VOTING POWER

                                  6,250,000 shares of common stock.  See Item 4.
----------------------------------- -------- ----------------------------------
----------------------------------- -------- ----------------------------------
                           7     SOLE DISPOSITIVE POWER

                                             None.
----------------------------------- -------- ----------------------------------
----------------------------------- -------- ----------------------------------
                           8 SHARED DISPOSITIVE POWER

                              6,250,000 shares of common stock.  See Item 4.
----------------------------------- -------- ----------------------------------
------------ ------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,250,000 shares of common stock.  See Item 4.
------------ ------------------------------------------------------------------
------------ ------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES    _
             CERTAIN SHARES*                                         |_|
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          At least 60% of the outstanding shares of common stock.  See Item 4.
------------ -----------------------------------------------------------------
------------ -----------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

             BK, HC, OO

------------ -----------------------------------------------------------------


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CUSIP No. 448952 20 0                   13G            Page 2 of 9 Pages
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     Credit  Suisse  First  Boston,  a Swiss  bank,  on behalf of itself and its consolidated subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit, hereby restates, pursuant to Rule 13d-1(h), its beneficial ownership of the subject shares of common stock of Icon Systems, Inc., previously reported on Schedule 13D filed with the Securities and Exchange Commission on August 11, 2000, as the Credit Suisse First Boston business unit no longer holds the subject shares of common stock of Icon Systems, Inc. with a purpose or effect of changing or influencing control of Icon Systems, Inc., or in connection with or as a participant in any transaction having that purpose or effect.

ITEM 1(a).     Name of Issuer:

               Icon Systems, Inc.

ITEM 1(b).     Address of Issuer's Principal Executive Offices:

               4835 North O'Connor Suite 134-136
               Irving, Texas  75062

ITEM 2(a).     Name of Person Filing:

               Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit. See Schedule I.

ITEM 2(b).     Address of Principal Business Office or, if None, Residence:

               Uetlibergstrasse 231, P.O. Box 900, CH-8045 Zurich, Switzerland.

ITEM 2(c).     Citizenship:

               Switzerland.

ITEM 2(d).     Title of Class of Securities:

               Common Stock, $.001 par value per share (the "Common Stock").

ITEM 2(e).     CUSIP Number:

               448952 20 0

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) |_| Broker or Dealer  registered  under  Section 15 of the Exchange Act.
(b) |X| Bank as defined in section  3(a)(6) of the Exchange  Act.

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CUSIP No. 448952 20 0                   13G            Page 3 of 9 Pages
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(c) |_| Insurance Company as defined in section  3(a)(19) of the Exchange Act.
(d) |_| Investment Company registered under section 8 of the Investment
         Company Act.
(e) |_| An investment  advisor  in  accordance  with  Rule  13d-1(b)(1)(ii)(E);
(f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) |X| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j) |_| Group,  in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

ITEM 4.        Ownership.

        (a)    Amount Beneficially Owned:

               6,250,000 shares of common stock.

         (b)   Percent of Class:

     At least 60% of the outstanding shares of common stock. See Schedule 1.

         (c)   Number of shares as to which such person has:

               (i) Sole power to vote or direct the vote:

                   None.

               (ii)Shared power to vote or direct the vote:

                   6,250,000 shares of common stock.  See Schedule 1.

               (iii)  Sole power to dispose or to direct the disposition of:

                   None.

               (iv)Shared power to dispose or to direct the disposition of:

                   6,250,000 shares of common stock.  See Schedule 1.

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CUSIP No. 448952 20 0                   13G            Page 4 of 9 Pages
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ITEM 5. Ownership of Five Percent or Less of a Class.

          Not applicable.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

          See Schedule 1.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         See Schedule 1.

ITEM 8. Identification and Classification of Members of the Group.

          Not applicable.


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CUSIP No. 448952 20 0                   13G            Page 5 of 9 Pages
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ITEM 9. Notice of Dissolution of Group.

          Not Applicable.

ITEM 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 448952 20 0                   13G            Page 6 of 9 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  November 21, 2000
                                                -----------------------------
                                                         (Date)


                                                CREDIT  SUISSE   FIRST
                                                BOSTON, acting solely on
                                                behalf of the  Credit  Suisse
                                                First Boston business unit

                                                By:  /s/ David M. Brodsky
                                                   Name:    David M. Brodsky
                                                   Title:   Managing Director

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CUSIP No. 448952 20 0                   13G            Page 7 of 9 Pages
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                                   Schedule I

        This Schedule 13G is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its consolidated subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person").

        The CSFB business unit is engaged in investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a world-wide basis. The Bank and its consolidated subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors world-wide. The Bank's registered head office is located at Uetlibergstrasse 231, P.O. Box 900, CH-8045 Zurich, Switzerland.

     6,250,000 shares of common stock of Icon Systems, Inc. (the "Shares") were acquired by Credit Suisse First Boston (Hong Kong) Ltd. ("CSFBHK"), a Hong Kong limited liability company. 100% of the outstanding equity of CSFBHK is owned by Credit Suisse First Boston (International) Holding AG ("CSFBIAG"), a Swiss corporation. 100% of the outstanding equity of CSFBIAG is owned by the Bank.

        CSFBHK engages in trading and selling securities, arranging debt and equity financing and selling financial products. The address of the principal business and of the principal office of CSFBHK is Three Exchange Square, 22nd Floor, 8 Connaught Place, Central, Hong Kong.

        CSFBIAG primarily (i) acquires, holds, administers, sells and otherwise disposes of financial participations in other entities, in particular banks, financial companies, insurance companies, securities and properties companies and commodity exploitation and trade companies and (ii) procures and arranges financing of all kinds and undertakes financial transactions of all kinds, both for itself and on behalf of third parties. The address of the principal business and of the principal office of CSFBIAG is Bahnhofstrasse 17, CH-6301 Zug, Switzerland.

        The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. The principal business of CSG is acting as a holding company for a global financial services group with eight distinct specialized business units that are independently operated. In addition to the business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Banking business unit that engages in the global private banking business, (b) the Credit Suisse Banking business unit that engages in the Swiss domestic banking business, (c) the Winterthur Insurance business unit that engages in the global non-life insurance business, (d) the Winterthur Life & Pensions business unit that engages in the global life insurance


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CUSIP No. 448952 20 0                   13G            Page 8 of 9 Pages
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business,  (e) the Credit Suisse Personal  Finance business unit that engages in personal financial business world-wide and (f) the Credit Suisse e-Business business unit, which provides electronic business services to CSG and its business units. The address of CSG's principal business and of its principal office is: Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

        CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own shares of Common Stock, and such shares are not reported in this statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of shares of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of shares of Common Stock beneficially owned by CSG and any of CSG's and the Bank's other business units.

        Baleine Investment Holdings Limited, a British Virgin Islands company ("Baleine") pledged the Shares to CSFBHK (as collateral agent for holders of secured notes of Baleine) pursuant to a Pledge Agreement, dated as of October 15, 1999 (the "Pledge Agreement") between Baleine and CSFBHK. The Pledge Agreement was entered into in connection with issuance of secured notes of Baleine pursuant to a Note Purchase Agreement, dated as of October 15, 1999 (the "Note Purchase Agreement") among Baleine, Icon Systems, Inc. and CSFBHK. As a result of a default under the Note Purchase Agreement by Baleine and pursuant to the terms of the Pledge Agreement, CSFBHK acquired the Shares on July 31, 2000 in a strict foreclosure pursuant to ss. 9-505 of the New York Uniform Commercial in which CSFBHK elected to retain all collateral described in the Pledge
Agreement,   including  the  Shares,  in  full  satisfaction  of  all  Baleine's obligations to the holders of Baleine's secured notes issued pursuant to the Note Purchase Agreement.

        On October 3, 2000, CSFBHK entered into a Sale and Purchase Agreement (the "Sale and Purchase Agreement") with Pegasus Assets Limited, a British Virgin Islands company ("Pegasus"), in which CSFBHK agreed to sell various securities, including the Shares, to Pegasus. In accordance with the Sale and Purchase Agreement, CSFBHK will retain the Shares until the purchase price for the securities is paid in full; however, CSFBHK has agreed that, unless an event of default shall have occurred under the Sale and Purchase Agreement, it will vote and give consents, ratifications and waivers and take all other action with respect to the Shares in accordance with the instructions of Pegasus as if Pegasus was the absolute and sole owner of the shares, unless such actions would have the purpose or effect of materially adversely affecting CSFBHK or the value of the Shares, as determined by CSFBHK in its sole discretion. CSFBHK also agreed in the Sale and Purchase Agreement to apply any and all dividends, interest and other payments and distributions made upon or with respect to the Shares against the purchase price for the securities.


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CUSIP No. 448952 20 0                   13G            Page 9 of 9 Pages
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        As a result of the Sale and Purchase Agreement with Pegasus,  CSFBHK may be deemed to beneficially own and have shared voting power, with Pegasus, and shared dispositive power, with Pegasus, over the Shares. CSFBIAG, as the owner of 100% of the outstanding equity capital of CSFBHK, may be deemed to beneficially own and have shared voting power, together with CSFBHK and/or Pegasus, and shared dispositive power, together with CSFBHK and/or Pegasus, over the Shares. The Bank, as the owner of 100% of the outstanding equity capital of CSFBIAG, and the indirect owner, through CSFBIAG, of 100% of the outstanding equity capital of CSFBHK may be deemed to beneficially own and have shared
voting  power,  together  with  CSFBIAG,   CSFBHK  and/or  Pegasus,  and  shared
dispositive power, together with CSFBIAG, CSFBHK and/or Pegasus, over the Shares.

        Icon Systems, Inc.'s most recent quarterly or yearly report filed with the SEC is an amended quarterly report on Form 10-Q dated June 9, 1999 for the period ended March 31, 1999 (the "Amended 10-Q") (Icon Systems, Inc. is delinquent in filing reports due for subsequent periods). In the Amended 10-Q, Icon Systems, Inc. states that it has 5,431,654 shares of Common Stock outstanding as of March 31, 1999. However, on October 15, 1999, Baleine represented to CSFBHK that the 6,250,000 Shares represented at least 60% of the outstanding shares of Common Stock. If Baleine's representation is true, the number of outstanding shares of Common Stock may be as many as 10,416,667 as of October 15, 1999, and the Bank, the Reporting Person, CSFBHK and CSFBIAG, as applicable, may beneficially own greater than 60% of the outstanding shares of Common Stock.